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                               STATE OF NEW YORK
                            DEPARTMENT OF INSURANCE

IN RE STATEMENT REGARDING THE           )  No.
ACQUISITION OF CONTROL OF OR            )
MERGER WITH A DOMESTIC INSURER          )  PETITION OF CENDANT
(FORM A) OF AMERICAN                    )  CORPORATION AND
INTERNATIONAL GROUP, INC., A DELAWARE   )  SEASON ACQUISITION CORP.
CORPORATION, AND AIGF, INC., A          )  TO INTERVENE, TO
FLORIDA CORPORATION, RELATING TO        )  CONSOLIDATE WITH RELATED
BANKERS AMERICAN LIFE ASSURANCE         )  PROCEEDING AND FOR A
COMPANY, A DOMESTIC INSURER             )  HEARING


                                  INTRODUCTION

         American International Group, Inc. and AIGF, Inc. (collectively, "AIG") are seeking to acquire control of American Bankers Insurance Group, Inc. and its subsidiaries, including Bankers American Life Assurance Company, a New York domestic life insurer (collectively, "American Bankers"), on terms and under circumstances that are inequitable to American Bankers' shareholders, that may substantially lessen competition in the market for inland marine insurance in New York, and that raise issues concerning the trustworthiness of AIG and those persons who control AIG. AIG is intent on acquiring American Bankers before American Bankers' shareholders can consider other alternatives, including a superior offer from petitioner Season Acquisition Corp., a wholly owned subsidiary of petitioner Cendant Corporation (collectively, "Cendant").

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         Both AIG and Cendant currently have pending before the Department applications for approval to acquire control of Bankers American Life Assurance Company ("Bankers American") (the "AIG Form A" and the "Cendant Form A," respectively). Cendant seeks to intervene in AIG's Form A proceeding, consolidate that proceeding with Cendant's own Form A proceeding, and demonstrate to the Department that AIG's Form A application should not be approved. As explained in this petition, the circumstances surrounding AIG's proposed acquisition of American Bankers (at a price that is $500 million less than Cendant has offered to pay) are highly irregular and require the Department's careful scrutiny. Because a number of serious issues are raised by AIG's application, each of which may require disapproval of AIG's application, Cendant further requests that the Department hold a public hearing on AIG's application, but only after the results of the shareholder vote on the proposed AIG/American Bankers merger are known.

                              SUMMARY OF ARGUMENT

         In December 1997, after receiving a friendly inquiry from Cendant regarding a possible business combination, American Bankers rushed to finalize a merger agreement with AIG. A condition of the proposed merger required AIG to submit to the Department its pending Form A application. In connection with the proposed merger agreement, AIG offered to pay $47 per share for American Bankers' common stock. AIG itself estimated the value of this transaction to be

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$2.2 billion. American Bankers' preferred and common shareholders are scheduled to vote on the proposed merger on March 4 and 6, 1998, respectively.

         Fearing additional interest from other entities, including in particular Cendant, AIG and American Bankers drafted into their agreement provisions with an eye toward preventing American Bankers form entertaining or consummating a combination with any other potential acquirer. These terms include: (i) a "no shop" provision that expressly prohibits American Bankers from soliciting, negotiating or entertaining competing offers for 120 days;
(ii) a lock-up option that gives AIG the right to purchase 19.9% of American Bankers common stock, an amount that, together with a voting agreement with certain of American Bankers' senior executives, may allow AIG to block any competing merger bid; (iii) a 180-day non-termination period that prevents American Bankers from terminating the merger agreement with AIG; and (iv) a "break up" fee penalty provision that calls for American Bankers to pay AIG $66 million if the proposed merger fails to be consummated.

         A particularly egregious aspect, from the shareholders' perspective, of the AIG/American Bankers merger agreement is the lock-up option, which gives AIG an option to buy 19.9% of outstanding American Bankers' common stock no matter how superior the terms of a competing bid may be to American Bankers' shareholders and policyholders. The option is included in the merger agreement

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solely as a defensive weapon, attempting to guarantee the survival of the
AIG/American Bankers merger agreement even in the face of a superior rival offer.

         On January 27, 1998, Cendant made a competing offer to purchase American Bankers for $58 per share, for a total price of approximately $2.7 billion, or $500 million more than AIG's offer. Cendant's proposal for the acquisition of Bankers American presently is the subject of a Form A application before the Department, submitted on January 27, 1998.

         AIG sought immediately to foreclose Cendant's offer, seeking to exercise the 19.9% lock-up option by hurriedly giving notice to American Bankers of its intent to exercise the option. In public filings, AIG states that it gave American Bankers the required notice to exercise the option, which suggests that under its terms the option will have been exercised and closed within mere days of the giving of notice. In fact, however, the option cannot be exercised without the approval of American Bankers domiciliary states, including New York, which approvals have not yet been obtained. The statement's obvious intended effect is to give American Bankers' shareholders and others the impression that the option has been exercised, thus making any competing bids for American Bankers futile. That this is the only purpose of the lock-up option is confirmed by the fact that, even if AIG does

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purchase the shares under the option, it may not vote them in favor of the proposed merger.(1)

         AIG is further seeking to obtain an unfair advantage over Cendant by publicly conveying the impression that regulatory approval of AIG's applications in American Bankers' domiciliary states amounts to no more than a rubber stamp, while asserting that Cendant will receive rigorous scrutiny from those regulators and, ultimately, may not receive approval at all.(2) By making these statements, AIG is attempting to coerce American Bankers' shareholders to vote in favor of AIG's economically inferior offer by creating the perception that the Department will delay, or ultimately deny, approval of Cendant's application in hopes that this manufactured uncertainty will cause shareholders to forego Cendant's favorable transaction.

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         (1) In a Form A application filed in Texas, AIG seeks separate and/or alternative approval of the lock-up option. Appendix Tab A (Texas Form A at 3 (January 9, 1998) (without attachments) ("In addition to the acquisition of control through the Merger as described above, this Statement of Acquisition seeks the Department's approval (to the extent required) for any future exercise of the full amount of the Option or any lesser amount which would trigger the statutory prior approval threshold set forth in the Insurance Code.")). Cendant believes (but does not know, because AIG's New York Form A has not been publicly disclosed) that AIG seeks that same approval in its New York Form A.

         (2) By way of example, AIG has stated in a complaint filed in federal court in Florida that it is "likely to secure prompt insurance regulatory approval" and that Cendant will "find it difficult, if not impossible, to secure regulatory approval." Appendix Tab B (AIG complaint, dated February 5, 1998, at Paragraphs 24, 25).

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         The actions of AIG and American Bankers have been in obvious and complete disregard of the interests of American Bankers' shareholders and policyholders. Further, the impact in New York of these actions will be significant and harmful. In particular, the proposed AIG/American Bankers merger will likely substantially lessen competition in the market for inland marine insurance in this state. Still further, it appears from other filings by AIG and American Bankers that the Department has not been provided with all information required in a Form A filing, including, specifically, information about the identities and background of all persons who are controlling persons of AIG and who would become controlling persons of American Bankers, in particular Starr International Company, Inc., and, in turn, AIG's Chairman, Maurice R. Greenberg, who controls AIG through his control of Starr International Company, Inc., the Starr Foundation and C.V. Starr & Co. and, among other things, their interlocking directorships.

         Each of the issues described above may require the Department to disapprove AIG's application to acquire control of Bankers American. Under these circumstances, the Department should schedule a hearing on AIG's Form A Application. However, the hearing should not be held until such time as American Bankers' shareholders have voted on the proposed AIG/American Bankers merger and the results of the voting are known. This timing will permit the Department and all parties who may participate in the hearing to avoid expending valuable time and

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resources on what will essentially be a futile exercise should American
Bankers' shareholders not approve the proposed merger. Further still, holding a hearing after the shareholder vote also will permit AIG's and Cendant's positions to be considered by American Bankers' shareholders on an even footing. Currently, AIG is attempting to seize unfair advantage over Cendant by creating the distorted impression to shareholders that regulatory approval of AIG's proposed transaction is imminent while approval for Cendant's proposal will come only at some future time, if at all. A hearing on AIG's application scheduled for after the shareholder vote, combined with consolidation of and simultaneous decision on AIG' and Cendant's applications, will prevent AIG from gaining unfair advantage of its improper and presumptuous public statements.

         Moreover, in order to permit the matters raised by AIG's Form A application to receive a thorough and complete review by the Department, Cendant seeks: (i) permission to intervene in the process of the Department's review of AIG's Form A application to ensure that a full and fair proceeding may be organized, scheduled and conducted; (ii) consolidation of this proceeding with the proceeding to approve the Cendant Form A application; and
(iii) the grant of a hearing on AIG's application to be scheduled after the results of the vote of Amer ican Bankers' shareholders on the proposed AIG/American Bankers merger are known. Only under these conditions can the Department be assured that it is basing

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its determination on the fullest and fairest record possible. After all, in passing on the acquisition of a domestic insurer, this Department must act as far more than an "umpire blandly calling balls and strikes." In re Application of American Re-Insurance Co., 47 A.D. 517, 363 N.Y.S.2d 593 (1st Dep't), app. denied, 37 N.Y.705, 374 N.Y.S.2d 1026 (1975).

                                     FACTS

      1. THE PARTIES.

         Petitioner Cendant Corporation, a Delaware corporation headquartered in Stamford, Connecticut and Parsippany, New Jersey, is a global provider of direct marketing and other services to consumers in the travel, real estate and insurance industries through its many subsidiaries, which include Days Inns of America, Inc., Century 21 Real Estate Corporation, Coldwell Banker Corporation, Ramada Franchise Systems, Inc., Super 8 Motels, Inc. and Resort Condominiums International, Inc. Cendant Corporation is the beneficial owner of 371,200 shares of American Bankers common stock and 99,900 shares of American Bankers preferred stock. Petitioner Season Acquisition Corp., a wholly owned subsidiary of Cendant Corporation, is a New Jersey corporation with its principal offices in Parsippany, New Jersey.

         AIG is a Delaware corporation with its principal executive office in New York, New York. AIG is an intermediate holding company engaged primarily

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in the general and life insurance businesses in the United States and abroad.
AIGF is a Florida corporation and a wholly owned subsidiary of AIG.

         Upon information and belief, AIG is controlled by Starr International Company, Inc. (which owns 16.1% of AIG's outstanding common stock) and, in turn, by its Chairman, Maurice R. Greenberg. Mr. Greenberg controls approximately 25% of the outstanding shares of AIG common stock through:
(i) individual ownership of 2.3% of AIG's common stock; (ii) control of Starr International Company, Inc., The Starr Foundation, and C.V. Starr & Co. (private companies that own 16.1%, 3.6% and 2.4% of AIG's outstanding common stock, respectively); and (iii) the use of interlocking directorships. Appendix Tab C (AIG's Schedule 14A dated April 4, 1997).

         American Bankers is a Florida corporation with its principal place of business in Miami, Florida. Through its insurer subsidiaries, American Bankers is an insurer providing primarily credit-related insurance products in the United States, Canada, Latin America, the Caribbean and the United Kingdom. American Bankers' insurance products are sold primarily through financial institutions and other entities that provide consumer financing as a regular part of their business. Bankers American Life Assurance Company is a New York domiciled life insurance company.

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      2. THE AIG/AMERICAN BANKERS MERGER AGREEMENT.

         On December 22, 1997, AIG and American Bankers announced that they had entered into a merger agreement whereby AIG, through its wholly owned subsidiary AIGF, would acquire 100% of the outstanding capital stock of American Bankers in exchange for a combination of AIG stock and cash valued at $47 per common share and merge American Bankers into AIGF. Appendix Tab D (AIG's press release announcing the proposed transaction). American Bankers' shareholders are scheduled to vote on the proposed merger on March 4 and 6, 1998.

         As discussed above, among the arsenal of defensive weapons built into the agreement to insure a sale to AIG is a lock-up option that grants AIG the right to purchase 19.9% of the shares of American Bankers common stock. AIG has admitted in a Form S-4 filed with the SEC that its purchase of these shares "may delay or make more difficult an acquisition of American Bankers by a person other than AIG," "could have the effect of making an acquisition of American Bankers by a third party more costly" and "could also jeopardize the ability of a third party to acquire American Bankers in a transaction accounted for as a pooling of interests." Appendix Tab E (AIG's Form S-4 without attachments).

         AIG and American Bankers have estimated the total value of their proposed transaction to be approximately $2.2 billion dollars. The merger agreement's one-sided lock-up option, no-shop provision, non-termination period and

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break-up fee are specifically designed to prevent American Bankers from seeking or agreeing to a better deal for its shareholders and policyholders.

      3. THE CENDANT OFFER.

         Months before American Bankers and AIG announced their merger agreement, Cendant contacted the president of American Bankers hoping to discuss Cendant's serious interest in acquiring American Bankers:

         "Several months ago one of our senior executives had discussed with [American Bankers President and CEO] Mr. Gaston our interest in pursuing a business combination with American Bankers. As recently as December [of 1997], in response to our inquiry as to whether American Bankers was engaged in discussions relating to an acquisition and to our expression of Cendant's strong interest in exploring such a transaction with American Bankers, Mr. Gaston said that American Bankers was not pursuing any acquisition transaction, and suggested that he meet with our se nior executive in early January to discuss the matter further ...." (Emphasis added).

Appendix Tab F (January 27, 1998 Letter of Henry Silverman, Chief Executive Officer, Cendant Corporation, and Walter Forbes, Chairman, Cendant Corporation, to American Bankers' Board of Directors).

         American Bankers refused to engage in any discussions with Cendant and, despite the fact that it had assured Cendant otherwise, American Bankers was actively negotiating a merger with AIG. Indeed, American Bankers has not negoti ated with any party other than AIG to seek the best price for the benefit of American

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Bankers' shareholders and has bound itself to a lock-up provision intended to render futile any superior merger bids.

         On January 27, 1998, Cendant made a competing offer to purchase American Bankers at a price of $58 per share, for a total package worth approximately $2.7 billion dollars - $500 million dollars more than offered by AIG. Appendix Tab G (Cendant's press release); Cendant Form A, Ex. A-1 (Season's tender offer).

      4. AIG'S NEW YORK FORM A APPLICATION.

         Cendant believes that AIG and AIGF have filed with the Department a Statement Regarding the Acquisition of Control of or Merger with a Domestic Insurer seeking approval to consummate the merger transaction and to exercise the 19.9% "lock-up" option. Because the Department elects to treat Form A materials as confidential, Cendant has not seen the AIG Form A Application, and no notices pertaining to the AIG Form A Application have been made public. Cendant further believes that no Form A Application has been filed by Maurice
R. Greenberg, Starr International Company, Inc., or any the other members of the group controlling AIG, i.e., the Starr Foundation, C.V. Starr & Co. and certain officers and directors of AIG.

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      5. AIG'S OTHER FORM A APPLICATIONS.

         New York is not the only state that must approve any acquisition of American Bankers. Regulatory approval is also required in Arizona, Florida, Georgia, South Carolina, Texas as well as Puerto Rico.

         In Texas, AIG's Form A application is publicly filed. On its face, AIG's Texas Form A reveals critical gaps in information that are essential to a Form A Application. For example, AIG has failed to disclose required information relating to the control of AIG by Starr International Company, Inc., which owns 16.1% of AIG's voting securities, or its chairman, Maurice R. Greenberg, who, as set forth above, effectively controls approximately 25% of the outstanding shares of AIG common stock by virtue of his control of Starr International Company, Inc., the Starr Foundation, C.V. Starr & Co. and certain officers and directors of AIG. That failure is a violation of Texas law, Texas Ins. Code Art. 21.49-1 Section 5, and suggests that those involved in the attempted acquisition on AIG's behalf have not been sufficiently forthcoming with the Texas insurance regulators.

         In Texas, AIG also seeks separate approval of the exercise of its unlawful option to acquire 19.9% of American Bankers' outstanding common stock at a bargain price of $47 per share. Presumably, AIG seeks the same approval in its New York Form A application (a fact that Cendant believes, but cannot state with certainty unless and until it is given access to AIG's New York Form A). As

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explained, regulatory approval of the lock-up option would substantially and negatively affect the prospects for a better offer to emerge for American Bankers' shareholders and presents significant public policy issues.

      6. THE CENDANT FLORIDA LAWSUIT.

         On January 27, 1998, Cendant filed a complaint (which was amended on February 2, 1998) in the United States District Court for the Southern District of Florida against American Bankers, its board of directors, AIG and AIGF alleging that American Bankers and its board, aided and abetted by AIG and AIGF, harmed their shareholders by entering into the unlawful merger agreement. Appendix Tab H (Cendant's Amended Complaint).

         In brief, the complaint alleges that the merger agreement between AIG and American Bankers is unlawful and prejudicial to American Bankers' shareholders because its provisions seek to preclude American Bankers from considering any competing acquisition offers (such as the Cendant offer) and selecting the offer that is in the best interests of its shareholders.

         The complaint also sets forth numerous misrepresentations and omissions of material fact by AIG. For example, the complaint asserts that AIG has violated the disclosure requirements of the federal securities laws by failing to disclose that it is controlled by Maurice R. Greenberg through his personal holdings in AIG and the holdings of a control group - namely, Starr International Company,

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Inc., The Starr Foundation, C.V. Starr & Co. and certain officers and directors of AIG. Further, the complaint alleges that the defendants have issued to American Bankers' shareholders a misleading proxy statement that: (i) creates the impression that AIG already has exercised its lock-up option; (ii) fails adequately to disclose that the Department and other regulators have not yet given the required approvals for this action; (iii) falsely indicates that the merger is expected to close in March 1988; and (iv) misleadingly fails to reveal that projected "expense savings" achieved by the merger will be the result of job cut-backs.

         In connection with the Florida lawsuit, Cendant proposed that the parties enter a confidentiality stipulation pursuant to which information obtained in the litigation could be used in the Form A proceedings in New York and American Bankers' other domiciliary states. AIG and American Bankers have balked at this proposal, and have steadfastly refused to allow certain information obtained in the Florida lawsuit to be shared with the state insurance regulators. Appendix Tab I (February 3, 1998 Letter of Seth C. Farber, counsel for American Bankers, refusing to agree to disclosure of confidential information to insurance regulators). Because a number of issues raised in Cendant's lawsuit bear directly on the issues before the Department in its consideration of AIG's Form A application, this refusal raises the inference that AIG, as well as those persons who control AIG, are for some reason anxious to deprive insurance regulators of critical facts related to the merger

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agreement, its Form A application and its proposed acquisition of American
Bankers.

                                    ARGUMENT

I.  THE LAW GOVERNING CONSIDERATION OF FORM A APPLICATIONS.

         Under New York law, a proposed acquisition of control of a domestic insurer may not be consummated unless and until it is approved by the Superintendent. N.Y. Insurance Law Section 1506(a)(2) (McKinney 1997). The Superintendent shall not approve the transaction if he determines that disapproval is "reasonably necessary to protect the interests of the people of this state." N.Y. Insurance Law Section 1506(b) (McKinney 1997). The factors to be considered by the Superintendent in making this determination include:

         (1)  the financial condition of the acquiring person and the insurer;

         (2) the trustworthiness of the acquiring person or any of its officers and directors;

         (3) a plan for the proper and effective conduct of the insurer's operations;

         (4)  the source of the funds or assets for the acquisition;

         (5) the fairness of any exchange of shares, assets, cash or other consideration for the shares or assets to be received;

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         (6)  whether the effect of the acquisition may be substantially to lessen competition in any line of commerce in insurance or to tend to create a monopoly therein;

         (7) whether the acquisition is likely to be hazardous or prejudicial to the insurer's policyholders or shareholders.

N.Y. Insurance Law ss. 1506(b)(1)-(7) (McKinney 1997) (emphasis added).

         Here, based upon what Cendant has been able to determine as a result of its review of AIG's public filings and Texas Form A application, but without knowledge of the contents of AIG's Form A application in New York, it appears that, at a minimum, subsections (2), (3), (5), (6) and (7) each independently prevents the approval of AIG's Form A application. The following sections of this Petition demonstrate that: (i) Cendant has standing to intervene and present evidence to the Department in connection with its assessment of these issues; (ii) AIG's Form A application should be consolidated with Cendant's and the Department's decision on both applications should be rendered simultaneously; and (iii) the Department should convene a hearing on AIG's application and hold such a hearing only after the results of the vote of American Bankers' shareholders on the proposed AIG/American Bankers merger are known.

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II. CENDANT IS ENTITLED TO INTERVENE IN THE AIG FORM A PROCEEDINGS.

    A. AS A PERSON WHOSE INTERESTS WILL BE AFFECTED BY THE DECISION ON AIG'S FORM A APPLICATION, CENDANT IS ENTITLED TO INTERVENE.

         Cendant has a right to participate in the AIG Form A proceedings. Under New York law, a person's whose interests are protected by a statute governing administrative action is entitled to intervene in any proceeding under that statute and participate as a party in the proceedings. In re Village of Pleasantville, 37 A.D.2d 848, 848, 326 N.Y.S.2d 38, 39 (2d Dep't 1971).
Moreover, any person whose economic interests are threatened by agency action regarding a third party must be permitted to intervene as a party in any agency proceedings. In re Petition of N and Charleston Land Corp., 139 Misc. 2d 634, 638, 528 N.Y.S.2d 794, 797 (Sup. Ct. N.Y. Cty. 1987). Failure to permit intervention in such a circumstance is a denial of due process. Id. A person competing with an applicant for a mutually exclusive approval -- as Cendant respectfully submits is the case here (see, infra Section III) -- is entitled to be heard in its competitor's application proceedings. In re Application of Dairymen's League Co-Operative Ass'n, 282 A.D.2d 69, 74, 121 N.Y.S.2d 857, 863 (3d Dep't 1953). As a shareholder of and competing bidder for American Bankers, Cendant's interests are clearly affected by the AIG Form A proceeding.

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      1. CENDANT'S STATUS AS A SHAREHOLDER ENTITLES IT TO INTERVENE.

         Cendant is unquestionably a person whose interests New York's acquisition of control statute is designed to protect. N.Y. Insurance Law
Section 1506(b)(7) provides that, in evaluating a Form A application, the Department must consider whether the proposed acquisition "is likely to be hazardous or prejudicial to the insurer's policyholders or shareholders." (Emphasis added). Moreover, N.Y. Insurance Law Section 1506(b)(5) requires the Department to consider the "fairness of any exchange of shares, assets, cash or other consideration" for the shares of the insurer. As the owner of 371,200 shares of American Bankers common stock and 99,990 shares of American Bankers preferred stock, Cendant's interests are clearly at issue in the AIG Form A proceedings. Like all other American Bankers' shareholders, Cendant has been and continues to be harmed by the merger agreement's unlawful lock-up option and other preemptive weapons. These improper defensive measures seek to foreclose any opportunity for American Bankers' shareholders to realize a better price for their shares than AIG's inferior offer, whether from Cendant's $500 million superior offer or from any other potential bidder.

         Accordingly, Cendant should be given the opportunity to demonstrate to the Department that the merger agreement will result in inequities to the shareholders of American Bankers, and for that reason should thus be disapproved under N.Y. Insurance Law Sections 1506(b)(5) and (7).

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      2. CENDANT'S STATUS AS A RIVAL BIDDER FOR AMERICAN BANKERS ENTITLES IT
         TO INTERVENE.

         Cendant also qualifies as a person whose economic interests will be affected by the Department's disposition of AIG's Form A application because Cendant is a competing bidder for the acquisition of American Bankers. Approval of either the lock up option or AIG's acquisition of American Bankers would immediately and negatively affect Cendant.

         AIG seeks approval to exercise its lock up option to purchase 19.9% of American Bankers' outstanding common stock at a substantial discount from the current market price. Exercise of the option is not subject to a vote of American Bankers' shareholders; the only barrier to AIG's acquisition of these shares is regulatory approval. AIG's request to exercise the lock up option is specifically designed to harm Cendant and all shareholders of American Bankers, and, if approved, would indeed immediately and directly do so. By AIG's own admission, the lock up option has no purpose other than to injure Cendant or any other party who seeks to disrupt AIG's sweetheart deal with American Bankers by making a competing bid. Specifically, AIG has indicated that its exercise of the lock up option "may delay or make more difficult an acquisition of American Bankers by a person other than AIG," "could have the effect of making an acquisition of American Bankers by a third party more costly" and "could also jeopardize the ability of a

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third party to acquire American Bankers in a transaction accounted for as a pooling of interests." Appendix Tab E (AIG S-4 at 22).

         Moreover, apparently unable or unwilling to compete with Cendant's offer in terms of price, AIG has now adopted a strategy of seeking to convince American Bankers' shareholders to vote in favor of its far inferior offer by very publicly attempting to convey the impression that the Department's approval of its Form A is a rubber stamp while Cendant faces supposedly insurmountable hurdles in its own attempt to gain regulatory approval. For example, AIG has declared in its lawsuit filed in federal court in Florida that it "is much further along than [Cendant in] efforts to obtain [regulatory] approval," that it is "likely to secure prompt insurance regulatory approval" and that Cendant will "find it difficult, if not impossible, to secure regulatory approval." Appendix Tab B (AIG complaint at Paragraphs 24, 25). Not only are these statements belied by the facts that Cendant has already been approved by this Department and the Colorado Insurance Department to own and operate domiciliary insurers and has been approved to participate in other highly regulated industries, but they also make clear that AIG considers regulatory approval of its Form A an essential (if not the essential) element of its effort to gain shareholder support for its proposed merger with American Bankers. AIG's public proclamations of the importance of obtaining regulatory approvals only serve to highlight that approval of AIG's Form A would give AIG a substantial advantage in

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the marketplace while placing Cendant at a corresponding and immediate disadvantage. Given AIG's conduct to date, it is a virtual certainty that it would attempt to use the Department's approval of its Form A to convince American Bankers' shareholders that its offer for American Bankers is somehow superior to Cendant's. If the Department approves AIG's Form A, Cendant, other American Bankers' shareholders and American Bankers' policyholders will suffer immediate harm.

    B. DUE PROCESS REQUIRES THAT CENDANT BE GIVEN A MEANINGFUL OPPORTUNITY TO PARTICIPATE.

         Due process considerations require that Cendant be allowed to participate meaningfully in the AIG Form A proceedings by having a full and fair opportunity to be heard. Bell v. Burson, 402 U.S. 535, 541-42 (1971) ("The hearing required by the Due Process Clause must be 'meaningful' [citation omitted] and 'appropriate to the nature of the case.'"); see also In re Petition of N, 139 Misc. 2d at 638, 528 N.Y.S.2d at 797 (intervener must "be given the full rights of a party").

    C. CENDANT'S PARTICIPATION IN THE FORM A PROCEEDINGS WILL PROMOTE THE PURPOSES OF N.Y. INSURANCE LAW Section 1506(B).

         The statutory design of Form A proceedings clearly evidences a legislative intent that the Department obtain complete and accurate information regarding acquisitions of this nature in order to protect the interests of shareholders, policyholders and persons whose economic interests may be affected by the acquiring party's request for Department approval. See N.Y. Insurance Law Section 1506(b).

Cendant's intervention and participation in AIG's Form A proceeding will ensure that the Department is fully informed about AIG's Form A.

         Specifically, Cendant is prepared to present the Department with evidence of the following:

    1. QUESTIONS ABOUT THE TRUSTWORTHINESS OF AIG AND ITS CONTROLLING PERSONS PRECLUDE APPROVAL OF AIG'S FORM A.

         A.   THE MERGER AGREEMENT IS UNLAWFUL

         As described above, the merger agreement between AIG and American Bankers is contrary to law because it contains numerous provisions designed to foreclose American Bankers from pursuing any transaction other than the AIG merger, even where an alternative transaction, such as the Cendant offer, would permit American Bankers' shareholders to receive vastly superior value for their shares. By agreeing to these provisions, American Bankers and its directors, aided and abetted by AIG and AIGF, have breached their duties under the law to protect and hold paramount the interests of their shareholders. The lock-up option, which AIG asks the Department to approve, is but one example of the illegality of the merger agreement. Through this option, American Bankers has agreed to permit AIG to purchase 19.9% of American Bankers' shares at a bargain price so as to provide AIG with the opportunity to hamper substantially any attempt by a competing acquirer to enter into a merger agreement with American Bankers, even if the competing acquirer, as is Cendant, is willing and able to offer American Bankers' shareholders substantially more for their shares than is AIG. The illegality of the merger agreement is a central aspect of Cendant's pending lawsuit in Florida, and Cendant would be prepared to present the Department with all relevant information developed in that lawsuit at a hearing on AIG's Form A application. Cendant's participation is essential because AIG has already demonstrated its unwillingness to share information with the Department by refusing to agree to Cendant's proposal to share such information with state regulators. Appendix Tab I (Letter of Seth Farber).

         The fact that AIG would enter into a merger agreement containing such unlawful provisions designed to advance its own interests at the expense of American Bankers' shareholders speaks strongly to the untrustworthiness of AIG.

              B.   NONE OF AIG'S CONTROLLING PERSONS HAVE FILED A FORM A.

         The AIG Form A application filed in Texas includes only AIG as the applicant. Cendant assumes that the Form A applications AIG has filed in American Bankers' other six domiciliary states (and Puerto Rico) similarly list AIG as the sole applicant. Under the applicable change of control statute, all controlling persons of AIG, as defined in such statute, must seek approval for the acquisition of control.(3)

         Cendant believes that AIG's New York Form A applications are also facially incomplete in their failure to disclose the necessary information about all ultimate controlling persons of AIG - including, without limitation, Maurice R. Greenberg and Starr International Company, Inc. In the absence of the requisite disclosure, the Department will be unable to evaluate the trustworthiness of those persons who would acquire American Bankers, as N.Y. Insurance Law ss. 1506(b)(2) requires, or to determine adequately whether it would be "hazardous or prejudicial to [American Bankers'] policyholders or shareholders" to approve AIG's application, as required by N.Y. Insurance Law ss. 1506(b)(7).

         Mr. Greenberg should have filed for approval as a controlling person of American Bankers in the AIG Form A filing filed with the Department and should have disclosed his controlling interest in AIG. In addition, because Starr International Company, Inc. by itself holds sufficient stock (16.1%) to trigger the

--------------
         (3) N.Y. Insurance Law ss. 1501(a)(2) provides that "[c]ontrol shall be presumed to exist if any person directly or indirectly owns, controls, holds with the power to vote ten percent or more of the voting securities of any other person." As discussed above, Starr International Company, Inc. and, in turn, Greenberg, through his control group (Starr International Company, Inc., The Starr Foundation, Inc., C.V. Starr & Co. and certain AIG officers and directors) hold or control the requisite 10% or greater interest in AIG's voting securities.

presumption of control, it should have filed for approval as a controlling person of American Bankers, particularly in the absence of such a filing by Greenberg.

         The conclusion that Starr International Company, Inc. should have been included as an applicant in AIG's Form A filings is further supported by the fact that, in AIG's filing with the Office of Thrift Supervision (the "OTS") seeking approval to become a savings and loan holding company by acquiring the stock of AIG Federal Savings Bank, each of Starr International Company, Inc. and C.V. Starr & Co. also sought OTS approval to become a savings and loan holding company. Appendix Tab K (AIG's OTS Filing without attachments). AIG's filing with the OTS stated that, as of January 31, 1997, Starr International Company, Inc. beneficially owned approximately 16.1% of the outstanding common stock of AIG. The filing further stated that "although [Starr International Company, Inc.] does not believe that it controls AIG, whether acting alone or in concert with others, for purposes of Section 10 of the Home Owners Loan Act, it is filing this application in the event that the OTS does not reach the same conclusion." A similar statement was made with respect to C.V. Starr & Co.'s beneficial ownership of approximately 2.4% of the AIG common stock.

         The significance of the relationships of Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co. to AIG, and the importance of this issue to AIG's Form A application, is underscored by the proceedings on AIG's

Texas Form A application. AIG has been requested by the Texas Department of Insurance to provide information about these relationships and to provide financial statements for the Starr entities. In response AIG has revealed to the Texas regulators for the first time that, with two exceptions, all of the officers and directors of Starr International Company, Inc., the Starr Foundation and C.V. Starr & Co. are current officers or directors of AIG. Appendix Tab J (January 30, 1998, Letter of Kenneth V. Harkins, Assistant General Counsel of AIG, to Texas Department of Insurance, at 1). As for the financial statements, AIG has extraordinarily claimed that no financial statements are prepared for Starr International Company, Inc. or the Starr Foundation, and that the most recent financial statement for C.V. Starr & Co. was prepared in 1996. Appendix Tab J (Harkins Letter at 3). This claim was made notwithstanding that based upon the current market capitalization of the value of the AIG stock holdings of Starr International Company, Inc., the Starr Foundation and C.V. Starr & Co. are approximately $13 billion, $3 billion and $2 billion, respectively. This alone speaks volumes about the type of disclosure that has been made to the Department and the type of inquiry which should be made in order to evaluate properly who controls AIG.

         As has been demonstrated, the Department cannot adequately determine whether the merger proposed by AIG is in the best interests of American

Bankers' shareholders or policyholders unless each person with a controlling interest in AIG provides sufficient information through a Form A application.(4)

--------------
         (4) Cendant is aware that a quarter of a century ago the Department gave some consideration to the then-existing relationship of Starr International Company, Inc., the Starr Foundation and C.V. Starr & Co. to AIG. That relationship was markedly different from the relationship as it exists today. In 1973, Starr International Company, Inc. and the Starr Foundation did not own any shares of AIG common stock. Today, however, Starr International Company, Inc. owns 16.1% of AIG's outstanding common stock (an amount by itself sufficient to trigger the statutory presumption of control) and the Starr Foundation owns 3.6% of AIG's outstanding common stock. Taken together, Starr International, the Starr Foundation and C.V. Starr & Co. today own in excess of 22% of AIG's outstanding common stock. In 1973, this percentage was only 3.6%, through the holdings of C.V. Starr & Co.

         AIG was before the Department in 1973 seeking to acquire a controlling interest in American Re-Insurance Company. In that proceeding, the Department initially conducted ex parte discussions with AIG in which it determined that Starr International Company, Inc., the Starr Foundation and C.V. Starr & Co. were not required to seek approval from the Department for the proposed transaction. Appendix Tab L (Opinion and Decision at 203). The Department's Opinion and Decision does not reveal what assurances these entities provided to the Department to obtain this result. The Opinion and Decision does indicate, however, that the result was based, at least in part, on the fact that Starr International Company, Inc. and the Starr Foundation had no direct ownership interest in AIG, but rather only an interest in American International Reinsurance Company, Inc., which in turn held an interest in AIG. Id.

         Further, the Department held a hearing on AIG's application at which it received evidence on the control persons issue, and ultimately determined that its consideration of this evidence was the practical equivalent of review of any application that might have been filed by the Starr entities. Id. In reviewing the Department's decision, the Appellate Division of the New York Supreme Court held that the Department should not have made an ex parte determination that the Starr entities were properly not applicants, but that the Department's decision to hold a hearing and receive evidence on this point cured the defect. In re Application of American Re-Insurance Co., 47 A.D.2d at 518, 363 N.Y.S.2d at 593.

         C. THERE ARE NUMEROUS OTHER GROUNDS ON WHICH TO QUESTION THE TRUSTWORTHINESS OF AIG AND ITS OFFICERS AND DIRECTORS.

         AIG has a history of suspect business practices that call into question the trustworthiness of AIG itself, of its controlling persons and of its officers and directors. Many of these issues are fully described in Cendant's brief in support of its motion to dismiss a lawsuit brought by AIG, and will be aired before the federal district court in Florida at a hearing on that motion. Appendix Tab M (Cendant's memorandum of law in support of its motion to dismiss).

         D. AIG AND AMERICAN BANKERS' REFUSAL TO ENTER INTO CENDANT'S PROPOSED CONFIDENTIALITY AGREEMENT IN THE FLORIDA LAWSUIT CALLS AIG'S TRUSTWORTHINESS AND THE MERGER AGREEMENT INTO QUESTION.

         AIG and American Bankers turned down Cendant's proposal, in the Florida lawsuit, for a protective order that would allow confidential information obtained in discovery in that matter to be shown to the insurance regulators of American Bankers' domiciliary states. AIG's refusal suggests that AIG and Amer ican Bankers are anxious to prevent inquiry into critical areas and to prevent

----------

(4) (...Continued)

         AIG's current Form A raises the issue of whether Starr International Company, Inc. and/or the Starr entities collectively should have filed their own Form A applications as controlling persons of AIG. Apart from the changed ownership of the AIG controlling entities over the last quarter century, their conduct in the manner in which they have exerted that control is directly related to the AIG application. The Department should, at a minimum, convene a hearing to consider this issue.

disclosure of certain information to insurance regulators. Pursuant to the insurance statute, this reticence suggests that further inquiry is necessary into the trustworthiness of AIG and whether "the acquisition is likely to be hazardous or prejudicial to [American Bankers'] policyholders or shareholders." N.Y. Insurance Law Sections 1506(b)(2) and (7).

         2. AIG'S REQUEST FOR APPROVAL TO EXERCISE THE 19.9 % LOCK-UP OPTION RAISES SERIOUS PUBLIC POLICY AND REGULATORY ISSUES.

         As more fully described above, the 19.9% lock up option granted by American Bankers to AIG is specifically intended to frustrate any bid for American Bankers other than AIG's, even if such a bid - as is the case with Cendant's - is superior to AIG's offer. This option is designed not only to harm competing bidders for American Bankers, but also American Bankers' own shareholders, who may be deprived of the opportunity to receive maximum value for their shares if AIG is eventually able to frustrate a bidder such as Cendant, who offers these shareholders $500 million more than does AIG. Thus, AIG seeks Departmental approval of exercise of the lock-up option for no other purpose than to use the 19.9% controlling interest acquired through exercise of the option to block other offers for American Bankers, and thus to bring harm to American Bankers shareholders. Under these unique circumstances, the Department should carefully consider whether, as a matter of public and regulatory policy, such a request should be approved.

         3. AIG'S ACQUISITION MAY SUBSTANTIALLY DIMINISH COMPETITION FOR INSURANCE IN NEW YORK, TENDING TO CREATE A MONOPOLY.

         New York insurance law prohibits the Superintendent from approving acquisition transactions if "[t]he effect of the acquisition may be substantially to lessen competition in any line of commerce in insurance or to tend to create a monopoly therein." N.Y. Insurance Law Section 1506(b)(6). AIG currently controls 16% of the market for inland marine insurance in New York, and American Bankers controls 3.3% of this same market. Appendix Tab N (A.M. Best CD-Rom as of 12/31/96). Clearly, any combination of AIG with American Bankers would result in the combined entity having a dominant share of the inland marine insurance market in New York. Based upon the manner in which AIG addressed competition issues in its Form A filed in Texas, which Cendant assumes to be replicated here, AIG has likely failed adequately to address the competitive impact of its proposed acquisition of American Bankers on the market in New York for inland marine insurance. Thus, AIG has further likely failed to carry its burden of establishing that its proposed acquisition will not have any anti-competitive effect. In contrast, Cendant has no share of the inland marine insurance market in New York, and thus its acquisition of American Bankers would have no effect on competition in this insurance line.

         Cendant's intervention would permit it to develop for the Department an adequate record regarding the anticompetitive effects of AIG's proposed acquisition of American Bankers. On such a complex and crucial issue, the fact finding process will be greatly assisted by the presentation of evidence through the adversarial process.

         4. AIG'S S-4 AND TEXAS FORM A FILINGS INDICATE THAT AIG PLANS TO MAKE MATERIAL AND POSSIBLY DETRIMENTAL CHANGES IN THE CORPORATE AND MANAGEMENT STRUCTURES OF AMERICAN BANKERS AND ITS SUBSIDIARIES.

         In its S-4 filing, AIG stated that it anticipates certain "synergies and expense savings" to flow from its proposed merger with American Bankers. Appendix Tab E (AIG's S-4 at 22). In contrast, in its Texas Form A application, AIG declared that "[t]here are no plans to . . . make any . . . material change in business operations or corporate structure or management." Appendix Tab A (AIG's Texas Form A at 6). Cendant believes that investigation into this contradiction may reveal that AIG intends to implement employee reductions that could ultimately prove to be "hazardous or prejudicial to [American Bankers'] policyholders." N.Y. Insurance Law Section 1506(b)(7). This issue requires further investigation by the Department.

II. THE FORM A PROCEEDINGS SHOULD BE CONSOLIDATED.

         The Department has authority to consolidate AIG's Form A application with Cendant's. In re Application of Bayron, 28 A.D.2d 993, 993, 284 N.Y.S.2d 187, 188 (1st Dep't 1967) ("The discretion lodged in the courts to order ... consolidation of actions to expedite justice is possessed by administrative agencies."), appeal denied, 288 N.Y.S.2d 1025 (1968). See also In re Asbestos Indus. of America, Inc., 224 A.D.2d 414, 414-15, 637 N.Y.S.2d 750, 751 (2d
Dep't 1996) (administrative agencies have discretion to consolidate applications); In re Reisner, 142 A.D.2d 22, 30, 535 N.Y.S.2d 197, 202 (3d Dep't 1988) (same). The Department, therefore, may order consolidation where there is any "common question of law or fact" raised by competing applications. N.Y. CPLR ss. 602(a).

         The AIG and Cendant Form A applications raise numerous common factual and legal issues. By way of example, and without limitation, under N.Y. Insurance Law Section 1506(b) the Department may consider in reviewing both the AIG and Cendant Form A applications, among other things:

         o American Bankers' financial condition, and the effect of the proposed acquisitions thereon;

         o whether the acquisitions are likely to be hazardous or prejudicial to American Bankers' policyholders or shareholders;

         o the fairness of any exchange of shares, assets, cash or other consideration offered for American Bankers;

         o whether the effect of the proposed acquisitions would substantially lessen competition in any line of commerce in insurance in New York; and

         o whether the proposed acquisitions provide plans for the proper and effective conduct of American Bankers' operations.

It would be inappropriate and an inefficient use of the Department's resources to perform each of these analyses twice, in separate proceedings, particularly since consideration of one application before the other would have the effect of favoring one applicant over another. See In re Massey, 135 A.D.2d 1054, 1056, 522 N.Y.S.2d 989, 990-91 (3d Dep't 1987) (consolidation of hearings appropriate to avoid duplication of effort); In re Reisner, 142 A.D.2d at 30, 535 N.Y.S.2d at 202.

         If the AIG Form A application is heard or approved without Cendant's participation and simultaneous consideration of Cendant's Form A application, AIG will receive an immediate and unfair advantage in the marketplace, as discussed more fully above. Even if only the lock-up provision is approved, AIG will have obtained voting power sufficient to exert great influence over American Bankers' destiny. By hearing or approving either AIG's Form A application or its request to exercise the lock-up option, the Department, in effect, will have placed itself in the position of having recommended AIG over Cendant as the acquirer of American Bankers.

         In Ashbacker Radio Corp. v. Federal Communications Comm'n., 326 U.S. 327, 333 (1945), the United States Supreme Court recognized that "where two bona fide applications are mutually exclusive the grant of one without a hearing to both" violates the due process rights of the applicant whose application was not considered. Id. at 329 (holding that FCC erred in granting a radio broadcast license without simultaneously considering competing application for a license to broadcast on same frequency); accord Application of Dairymen's League Co-Operative Ass'n, 282 A.D.2d at 74, 121 N.Y.S.2d at 863 (due process entitles competitor to be heard in other's application for mutually exclusive license); Bio-Medical Applications of Clearwater, Inc. v. Department of Health and Rehab. Servs., 370 So. 2d 19, 23 (Fla. Ct. App. 1979) (holding that department erred in refusing to consolidate competing applications for approval of new medical facilities in same health planning area: The Ashbacker doctrine "constitutes a fundamental doctrine of fair play which adminis trative agencies must respect and courts must be ever alert to enforce"); Bostick v. Sadler, 55 Cal. Rptr. 322, 325-26 (Ct. App. 1966) (holding that savings and loan commission had not erred in consolidating proceedings on applications for approval of bank branch corporate articles where commission policy limited number of branches in region to only one); Bay State Harness Horse Racing and Breeding Assoc., Inc. v. State Racing Comm'n., 175 N.E.2d 244, 250 (Mass. 1961) (applying Ashbacker to racing applications where state law limited total number of racing days that could be licensed: "[When] two or more persons seek mutually exclusive privileges or licenses, each applicant has an interest entitling it to hearing and review by some method which effectively compares the applicants in the light of applicable aspects of the public interest.").

         The due process and fairness considerations present in the Ashbacker line of cases apply with special force here. See Bio-Medical, 370 So. 2d at 23 (rejecting argument that Ashbacker doctrine is inapplicable if two licenses could, theoretically, be granted: "Ashbacker should apply whenever an applicant is able to show that the granting of authority to some other applicant will substantially prejudice his application"). After all, there is only one American Bankers, and AIG and Cendant cannot both acquire it. Indeed, approving the lock-up option alone would be tantamount to granting AIG an exclusive license to acquire American Bankers, because AIG would have significant power to attempt to block any rival merger bid. Thus, any advantage given to AIG results in corresponding disadvantage to Cendant.

         Considerations of fairness require that Cendant's and AIG's Form A applications be heard and decided simultaneously because otherwise, the company with the first Form A hearing or approval will have an unfair advantage in closing a transaction with American Bankers and any entity still awaiting hearing or approval will be significantly prejudiced. The Department should not engage in action that could have such a decisive impact on the marketplace when it could easily avoid that possibility by consolidating the two Form A proceedings.

III. THE DEPARTMENT SHOULD SCHEDULE A HEARING ON AIG'S FORM A APPLICATION, AND HOLD THE HEARING ONLY AFTER THE RESULTS OF THE SHAREHOLDER VOTE ARE KNOWN

A.   NEW YORK'S INSURANCE LAW AND DUE PROCESS REQUIRE A HEARING.

         As described more fully above, AIG's application raises serious questions as to whether it must be disapproved under N.Y. Insurance Law
Section 1506(b). Under these circumstances, the Department should hold a hearing on AIG's Form A to permit full examination of these issues. N.Y. Insurance Law Section 1506(b) ("The superintendent shall disapprove such application if he determines, after notice and an opportunity to be heard, that such action is reasonably necessary to protect the interests of the people of this state.") Moreover, as a shareholder of and competing acquirer for American Bankers, Cendant has the right to participate in this hearing as an intervener (see supra Section I) and pursuant to N.Y. Insurance Law Section 304(d), which provides:

         Every person affected shall be allowed to be present during the giving of all the testimony, and shall be allowed a reasonable opportunity to inspect all adverse documentary proof, to examine witnesses, and to present proof in support of his interest.

As at least one commentator has noted, a hearing is particularly appropriate in a situation such as the one presented by AIG's Form A. See, Bender, New York Insurance Law at Section 9.02[2][b] ("a hearing is not usually held except in contested acquisitions"). See also Senise v. Corcoran, 146 Misc. 2d 598, 599-600, 552 N.Y.S.2d 483, 484 (Sup. Ct. N.Y. Cty. 1989) (Superintendent has
broad powers to implement legislative policy, including by holding hearings).

         Further, like any other shareholder of American Bankers, Cendant has a substantial interest in the outcome of these proceedings. That interest is heightened by Cendant's status as a competing bidder for American Bankers. Thus, wholly apart from the statutory grounds for a hearing, due process requires a hearing under these conditions. See, e.g., Hecht v. Monaghan, 307 N.Y. 461 (1957) (where the exercise of statutory power will affect rights, courts will imply right to a hearing even if statute is silent on issue); Application of Dairymen's League Co-Operative Ass'n, 282 A.D.2d at 74, 121 N.Y.S.2d at 863 (due process entitles competitor to be heard in other's application for mutually exclusive license).

B.  THE HEARING SHOULD BE SCHEDULED AFTER THE SHAREHOLDER VOTE.

         A vote of American Bankers' shareholders on the proposed AIG/American Bankers merger is presently scheduled to be held on March 4 and 6, 1998, for preferred and common shareholders, respectively. The Department should await the results of this vote before scheduling a hearing on AIG's Form A applica-tion. Shareholder disapproval of the AIG/American Bankers merger - a result that is not unlikely given that AIG offers American Bankers' shareholders $500 million less than does Cendant - would effectively moot AIG's request for approval to acquire American Bankers. In such an event, it would be a waste of the Depart ment's resources, as well as those of all who would participate in a hearing on AIG's Form A application, to have conducted a hearing. On the other hand, there exist no compelling reasons to conduct a hearing before the results of the shareholder vote are known. Receipt of regulatory approval by AIG is not required before American Bankers' shareholders vote on the merger proposal. Moreover, the absence of regulatory approval at the time of the shareholder vote will not have any impact upon AIG's ultimate success or failure in its attempt to acquire American Bankers. Shareholder and regulatory approval are both conditions of the merger, each entirely distinct from the other. If the AIG merger is approved by American Bankers' shareholders, AIG will have satisfied one condition to the merger. The Department can then conduct a hearing on AIG's Form A application to determine if approval should be granted and a further condition of the merger be satisfied. If the AIG merger does not receive shareholder approval, however, the need for a hearing by the Department will be obviated.

         Where there is a question regarding the legality or propriety of a proposed merger that is subject to a shareholder vote, deferral of any adjudicatory hearing on these issues pending the outcome of the shareholder vote is appropriate to avoid the conduct of an unnecessary hearing. See, e.g., D&N Financial Corp. v. RCM Partners Ltd. Partnership, 735 F. Supp. 1242, 1253 (D. Del. 1990) (court permitted vote based upon allegedly misleading proxies to proceed where it could set aside vote if necessary and proxies were found misleading); Equity Group Holdings v. DMG, Inc., 576 F. Supp. 1197, 1205 (S.D. Fla. 1983) (where shareholder vote could result in rejection of challenged merger and thus moot plaintiff's claim for relief, and where relief would be available to plaintiff in the event of shareholder approval, it was appropriate to allow vote to proceed); FMC Corp. v. R.P. Scherer Corp., 545 F. Supp. 318, 322 (D. Del. 1982) (court denied request for injunction against vote based upon allegedly misleading proxies where it could, set aside shareholder vote if it determined, after vote, that proxy materials were misleading); Wetter v. Ceasars World, Inc., 541 F. Supp. 68, 74 (D.N.J. 1982) (same); Bertoglio v. Texas Int'l Co., 472 F. Supp. 1017, 1021-22 (D. Del. 1979) (same); Clairedale Enterprises, Inc. v. C.I. Realty Investors, 423 F. Supp. 261, 264 (S.D.N.Y.
1976) (same).

         Further, any action on AIG's Form A application taken in advance of action on Cendant's own Form A application and without the participation of Cendant will give AIG a substantial and unjust advantage over Cendant in their pursuit of a merger with American Bankers. Because AIG appears unable or unwilling to compete with Cendant in terms of the price it has offered to pay for American Bankers, AIG has sought other methods to secure the necessary vote of American Bankers' shareholders. As described above, AIG has attempted to give the impression to shareholders that regulatory approval of AIG's application is imminent, but approval of Cendant's application is only a possibility at some future time. In this light, a hearing on AIG's Form A application scheduled before a shareholder vote would provide AIG with yet another opportunity to make such unfair allegations.

                                RELIEF REQUESTED

         For the reasons discussed above the Department should issue an order allowing Cendant to intervene as a party in the Department's administrative proceedings in connection with the proposed acquisition of American Bankers by AIG. The Department also should consolidate the AIG Form A proceeding with the Cendant Form A proceeding, both of which involve the acquisition of American Bankers. Additionally, the Department should schedule a hearing on AIG's Form A application to be held after the results of the vote of American Bankers' shareholders on the proposed AIG/American Bankers merger are known.

February 17, 1998.

                                            Respectfully submitted,

                                            /s/ Robert J. Sullivan
                                            ------------------------------------
                                            Jerome S. Hirsch
                                            Robert J. Sullivan
                                            Skadden, Arps, Slate,
                                              Meagher & Flom LLP
                                            919 Third Avenue
                                            New York, New York  10022

                                            Attorneys for Petitioners Cendant
                                              Corporation and Season
                                                Acquisition Corp.